UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

E-HOUSE (CHINA) HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.001, and American Depositary Shares

(Title of Class of Securities)

26852W103

(CUSIP Number)

SINA Corporation

20/F Beijing Ideal International Plaza

No.58 Northwest 4th Ring Road

Haidian District, Beijing, People’s Republic of China

Telephone: +86 10 5898 3005

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:

Lee Edwards

Shearman & Sterling LLP

12th Floor, East Tower, Twin Towers

B-12 Jianguomenwai Dajie

Beijing, People’s Republic of China

+86 10 5922 8000

April 20, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 26852W103

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SINA Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 29,333,740 ordinary shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 29,333,740 ordinary shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,333,740 ordinary shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.            Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, par value $0.001 per share (the “Shares”) and American depositary shares (“ADSs”), each representing one Share, of E-House (China) Holdings Limited, a Cayman Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 17/F, Merchandise Harvest Building (East), No. 333 North Chengdu Road, Shanghai 200041, People’s Republic of China.

Item 2.            Identity and Background.

This Statement is being filed by SINA Corporation, a company organized under the laws of the Cayman Islands (“SINA”).

SINA is an online media company and mobile value-added service provider.

The principal executive offices of SINA are located at 37F, Jin Mao Tower 88 Century Boulevard, Pudong, Shanghai 200121, China.

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of SINA are set forth in Schedule A hereto and are incorporated herein by reference.

During the last five years, neither SINA nor, to the best of its knowledge, any of the persons listed in Schedule A hereto has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.            Source and Amount of Funds or Other Considerations.

On December 28, 2011, the Issuer, CRIC (China) Holdings Limited (“Merger Sub”), a direct wholly owned subsidiary of the Issuer and China Real Estate Information Corporation (“CRIC”) entered into an Agreement and Plan of Merger (the “Plan of Merger”), which provided for the merger of Merger Sub with and into CRIC (the “Merger”), with CRIC continuing as the surviving company and as a wholly owned subsidiary of the Issuer.  A copy of the Plan of Merger is attached hereto as Exhibit A.  The description of the Plan of Merger contained herein is qualified in its entirety by reference to Exhibit A, which is incorporated herein by reference.

Prior to the effectiveness of the Merger, SINA beneficially owned 47,666,667 ordinary shares of par value $0.0002 per share of CRIC (“CRIC Shares”) and 1,222,900 American depositary shares of CRIC (“CRIC ADSs”), each representing one CRIC Share , and pursuant to the Plan of Merger each outstanding CRIC Share was cancelled in consideration of the right to receive (1) cash in the amount of $1.75, without interest and (2) 0.6 Shares and each outstanding CRIC ADS was cancelled in consideration of the right to receive (1) cash in the amount of $1.75, without interest and (2) 0.6 ADS.  SINA, upon the closing of the Merger, became the holder of 28,600,000 Shares and 733,740 ADSs.

Item 4.            Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference in this Item 4.

Other than as set forth in this Statement, SINA has no present plans or proposals which relate to or would result in:

(a)                   The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)                   A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)                   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                   Any material change in the present capitalization or dividend policy of the Issuer;

(f)                    Any other material change in the Issuer’s business or corporate structure;

(g)                   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)                   A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                    Any action similar to any of those enumerated above.

Item 5.            Interest in Securities of the Issuer.

The responses of SINA to Rows (11) through (13) of the cover pages of this Statement are incorporated herein by reference.  SINA is the sole beneficial owner of 29,333,740 Shares representing 24.9% of the total outstanding ordinary Shares of the Issuer.  The calculation of the foregoing percentage is based on the number of Shares disclosed as outstanding by the Issuer in its Form 20-F filed with the Securities and Exchange Commission on April 24, 2012.

Except as disclosed in this Item 5, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement beneficially owns any Shares or has the right to acquire any Shares.

SINA has the sole power to vote or to direct the vote or dispose or direct the disposition of 29,333,740 Shares.  The responses of SINA to (i) Rows (7) through (10) of the cover pages of this Statement on Schedule 13D and (ii) Item 5 hereof are incorporated herein by reference.

Except as disclosed in this Statement, neither SINA nor, to the best of its knowledge, any of the persons listed on Schedule A to this Statement has effected any transaction in the Shares during the past 60 days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less.

To the best knowledge of SINA, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by SINA.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 3 is incorporated herein by reference.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between SINA or, to the best of its knowledge, any of the persons named in Schedule A to this Statement or between SINA and any other person or, to the best of their knowledge, any person named in Schedule A to this Statement and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.            Material to be Filed as Exhibits

Exhibit No.	Description
A*	Agreement and Plan of Merger, dated December 28, 2011, by and among E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation

*Filed as Annex A to the Form F-4 filed by the Issuer on January 13, 2012

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SINA CORPORATION

April 30, 2012
Dated:
/ s / Herman Yu
Signature
Herman Yu/Chief Financial Officer
Name/Title

SCHEDULE A

ADDITIONAL INFORMATION CONCERNING THE REPORTING PERSONS(1)

Name	Principal Occupation/ Employment	Name/Principal Business/Address of Principal Employment	Citizenship
Yan Wang	Chairperson	20F Ideal Plaza No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Pehong Chen	Independent Director	1600 Seaport Blvd. Suite 120 Redwood City, CA 94063	USA
Lip-Bu Tan	Independent Director	c/o Walden International One California Street, 28th Floor San Francisco, CA 94111	USA
Ter Fung Tsao	Independent Director	c/o Standard Foods Corporation 5th Floor, No.136, Jen Ai Road, Section 3, Taipei 10657, Taiwan	Taiwan
Yichen Zhang	Independent Director	c/o CITIC Capital Holdings Limited 28/F CITIC Tower 1 Tim Mei Avenue Central, Hong Kong	Hong Kong
Song Yi Zhang	Independent Director	10/F, Fung House, 19-20 Connaught Road Central, Hong Kong	Hong Kong
Charles Chao	President, Chief Executive Officer and Director	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Herman Yu	Chief Financial Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	USA
Hong Du	Chief Operating Officer	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC
Tong Chen	Executive Vice President and Chief Editor	20F Ideal Plaza, No.58 Northwest 4th Ring Road, Haidian District Beijing 100080, PRC	PRC

(1)  Please confirm

EXHIBIT INDEX

Exhibit No.	Description

A*	Agreement and Plan of Merger, dated December 28, 2011, by and among E-House (China) Holdings Limited, CRIC (China) Holdings Limited and China Real Estate Information Corporation

*Filed as Annex A to the Form F-4 filed by the Issuer on January 13, 2012